Exhibit 99.9

SolarBank Announces $50.4 million of Revenue for Third Quarter

●	$50.4 million in Revenue for the nine month period
●	$5.5 million of Net Income for the nine month period or $0.20 per share (undiluted)
●	Update revenue guidance of $56 million to $61 million for the full fiscal year ended June 30, 2024

Toronto, Ontario, May 14, 2024 — SolarBank Corporation (Nasdaq: SUUN) (Cboe CA: SUNN) (FSE: GY2) (“SolarBank” or the “Company”) reports third quarter 2024 interim financial results. All financial figures are in Canadian dollars and in accordance with International Financial Reporting Standards (IFRS) as presented in the interim consolidated financial statements.

Fiscal Year to Date Highlights (All Amounts are for the Nine Month Period)

●	Revenue of $50.4 million:
●	Net income of $5.5 million;
●	Net income of $0.20 per share (undiluted);
●	$41 million USD transaction with Honeywell International Inc. (“Honeywell”) sees mechanical completion reached on the SB-1, SB-2 and SB-3 Community Solar Projects acquired by Honeywell. The projects are being constructed under an engineering, procurement, and construction (“EPC”) Contract with SolarBank;
●	Nasdaq Global Market listing completed; and
●	Cboe Canada stock exchange listing completed.

Dr. Richard Lu, President and CEO of SolarBank commented: “The fantastic numbers demonstrated again our ability to execute and in nine months we have already exceeded the top end of the Company’s revenue guidance for fiscal 2024. With major milestones such as mechanical completion on the Honeywell projects, Nasdaq Global Market listing and Cboe Canada listing, the Company is continuing to deliver.”

Summary of Quarterly Results (All Amounts are for the Nine Month Period)

Quarter Ended	March 31, 2024	March 31, 2023
Statement of Income and Comprehensive Income
Total Revenue	$50,400,013	$9,152,242
Cash flow from operating activities	$10,929,336	$4,653,394
Net income	$5,522,702	$3,426,589
Basic earnings per share	$0.20	$0.13
Diluted earnings per share	$0.15	$0.10

The Company ended the third quarter of fiscal 2024 with $17.58 million in current assets, as compared to $22.05 million in current assets as of year end June 30, 2023. The decrease is mainly due to a decrease in unbilled revenue.

Current liabilities increased from $7.08 million as of year ended June 30, 2023 to $8.18 million in the current quarter, mainly due to an increase in trade and other payables.

For complete details please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the nine months ended March 31, 2024, available on SEDAR+ (www.sedarplus.com).

2024 Year End Outlook

The Company is updating its guidance of expected full year revenue in fiscal 2024 of between $56 million and $61 million. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2024 financial results for evaluating the performance of the Company’s business and is dated as of the date of this press release. This information may not be appropriate for other purposes. Information about the Company’s guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “Forward-Looking Statements” in this press release and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause the Company’s actual future financial and operating results to differ from what it currently expects.

The Company notes that the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers and the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for the Company’s services to decline. Further the forecasted MW capacity of a solar project may not be reached. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release.

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading solar markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 70 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies; the expected energy production from the solar power project mentioned in this press release; the megawatt capacity and type of future solar projects; the size of the Company’s development pipeline and future revenue guidance. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this press release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of a resurgence of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings. In addition, there are difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given changes in technology and the Company’s business strategy, evolving industry standards, intense competition and government regulation that characterize the industries in which the Company operates.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.